FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 20, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on April 20, 2021

CELLCOM ISRAEL ANNOUNCES
FILING OF SHELF PROSPECTUS IN ISRAEL

Netanya, Israel – April 20, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced that it has published a shelf prospectus in Israel, after having received the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE, approvals. The shelf prospectus will allow the Company, from time to time, until April 2023 (or if extended by the ISA, subject to certain conditions, until April 2024), to offer and sell various securities including debt and equity, in Israel, in one or more offerings, subject to filing a supplemental shelf offering report, that describes the terms of the securities offered and the specific details of the offering.

Any offering under the shelf prospectus requires the Company's Board of Directors' approval, publication of a supplemental offering report and the prior approval of the TASE for the supplemental offering report.

At this stage, no decision has been made as to the execution of any offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

Under the shelf prospectus and following its previous report on Form 6-K, dated March 17, 2021 (the "Periodic Report for 2020"), the Company further clarified (a) with respect to section 4.4 under chapter B of its Periodic Report for 2020, in relation to the Company's explanations of the average monthly income for cellular subscribers (ARPU) under the "Central Operational indicators - Mobile Segment" that the non-inclusion of data subscribers in the Company's active subscribers base as of the fourth quarter of 2020 (as described in footnote 3), resulted in an increase of NIS 0.5 in the ARPU for the year 2020; (b)  with respect to section 4.1 under chapter B of its Periodic Report for 2020, in relation to the method of calculating the Adjusted EBITDA indicator, that this indicator represents the net profit before: interest (net financing costs), taxes, other revenues (costs) that are not part of the Company's current activity, depreciation and amortization, profits (losses) from affiliated companies and share-based payments. Adjusted EBITDA includes other revenues (costs) that are part of the Company's current activity, such as interest revenue in respect of sale transactions in installments and costs in respect of a voluntary retirement plan; (c)  with respect of Note 32D under chapter C of its Periodic Report for 2020 regarding the sharing agreement with Xfone, the revenues attributed in the Company's financial statements in respect of such sharing agreement for the year 2020, totaled approximately NIS 67 million.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For April 20, 2021	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary